SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                       WORLD WRESTLING ENTERTAINMENT, INC.
       -----------------------------------------------------------------
                                (Name of Issuer)


                      Class A Common Stock, $0.01 par value
       -----------------------------------------------------------------
                         (Title of Class of Securities)


                                    98156Q108
        -----------------------------------------------------------------
                                 (CUSIP Number)

                               Vincent K. McMahon
                       World Wrestling Entertainment, Inc.
                               1241 E. Main Street
                           Stamford, Connecticut 06902
                                 (203) 352-8600
        -----------------------------------------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                December 29, 2009
       -----------------------------------------------------------------
                          (Date of Event Which Requires
                            Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                                  ------------
CUSIP No.                                               98156Q108

1       NAME OF REPORTING PERSON

Vincent K. McMahon 2008 Irrevocable Trust

2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)     [   ]
                                                                (b)     [ x ]

3)      SEC USE ONLY

4)      SOURCE OF FUNDS                                 Not Applicable
                                                        --------------

5)      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                  [   ]

6)      CITIZENSHIP OR PLACE OF ORGANIZATION            Connecticut
                                                        -------------
NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

         7)       SOLE VOTING POWER                     13,048,526
                                                        ---------

         8)       SHARED VOTING POWER                   0
                                                        ---------

         9)       SOLE DISPOSITIVE POWER                13,048,526
                                                        ---------

         10)      SHARED DISPOSITIVE POWER              0
                                                        ---------

11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
        BY EACH REPORTING PERSON                        13,048,526
                                                        ----------

12)     CHECK BOX IF THE AGGREGATE AMOUNT
        IN ROW (11) EXCLUDES CERTAIN SHARES                             [   ]

13)      PERCENT OF CLASS REPRESENTED BY
         AMOUNT IN ROW (11)                             33.8%*
                                                        ------

14)     TYPE OF REPORTING PERSON                        OO
                                                        --

*Based on an assumed conversion of all of the shares of the Issuer's Class B Common Stock to which this Amendment No. 1 to Schedule 13D relates into Class A Common Stock (see "Introductory Note" and Item 5 below for more information).

INTRODUCTORY NOTE

     This Amendment No. 1 (the "Amendment No. 1"), which amends and restates in its entirety the Schedule 13D filed on January 9, 2009, relates to shares of Class B Common Stock, $.01 par value per share ("Class B Common Stock"), of World Wrestling Entertainment, Inc. (the "Company" or "Issuer"), and is being filed by the Vincent K. McMahon 2008 Irrevocable Trust (the "GRAT" or "Reporting Person"), in order to report a decrease in its beneficial ownership of greater than 1% of the Class B Common Stock of the Issuer. On December 29, 2009, the GRAT, in accordance with its terms, made an annual annuity distribution of 1,951,474 shares of Class B Common Stock of the Issuer to Vincent K. McMahon ("Mr. McMahon").

     On December 30, 2008, Mr. McMahon gifted 15,000,000 shares of Class B Common Stock to the GRAT for estate planning purposes. Mr. McMahon is the trustee of the GRAT and established the GRAT as an estate planning vehicle for his benefit and the benefit of the members of his family to hold a portion of the shares of Class B Common Stock previously owned directly by him. Mr. McMahon beneficially owns for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act") 43,421,427 shares of Class B Common Stock, which may be converted at any time on a one-for-one basis into 43,421,427 shares of the Company's Class A Common Stock, par value $.01 per share ("Class A Common Stock"). This number consists of (A) 30,372,901 shares of Class B Common Stock held by Mr. McMahon and (B) 13,048,526 shares of Class B Common Stock held by the GRAT. Such shares represent approximately 59.2% of the total number of shares of Class A and Class B Common Stock issued and outstanding as of October 12, 2009 and 91.0% of the total Class B Common Stock issued and outstanding as of such date. Generally, each share of Class B Common Stock is entitled to ten votes per share. Accordingly, the 43,421,427 shares of Class B Common Stock beneficially owned by Mr. McMahon generally represent approximately 86.4% of the Issuer's total voting power. Mr. McMahon separately reports beneficial ownership of all 43,421,427 shares of Class B Common Stock, including the 13,048,526 shares held by the GRAT.

     Following the distribution, the GRAT owns of record 13,048,526 shares of Class B Common Stock, which constitutes approximately 27.3% of the issued and outstanding shares of Class B Common Stock and approximately 26.0% of the Company's total voting power (which voting power is controlled by Mr. McMahon as trustee). Assuming the conversion of the shares of Class B Common Stock to which this Amendment No. 1 relates, the GRAT would own of record approximately 33.8% of the issued and outstanding shares of the Company's Class A Common Stock, based on the number of shares of Class A Common Stock outstanding as of October 12, 2009. Assuming the conversion of all of the outstanding shares of Class B Common Stock, the GRAT would own of record approximately 17.8% of the issued and outstanding shares of the Company's

Class A Common Stock, based on the number of shares of Class A and Class B Common Stock outstanding as of October 12, 2009. The number of shares reported herein as owned of record by the GRAT excludes (i) 30,372,901 shares of Class B Common Stock owned of record by Mr. McMahon, (ii) 3,725,466 shares of Class B Common Stock beneficially owned by Mr. McMahon's adult children and (iii) 566,670 shares of Class B Common Stock and 100 shares of Class A Common Stock owned by Mr. McMahon's wife, Linda E. McMahon.


Item 1.  Security and Issuer.
-----------------------------

     This Amendment No. 1 is filed with respect to the Issuer's Class A Common Stock but relates to the Issuer's Class B Common Stock. The Issuer's principal executive offices are located at 1241 E. Main Street, Stamford, Connecticut 06902.


Item 2.  Identity and Background.
---------------------------------

     (a) -(f) This Amendment No. 1 is being filed on behalf of the GRAT. The GRAT is a trust organized under the laws of the State of Connecticut. The principal address of the GRAT is c/o World Wrestling Entertainment, Inc. 1241 E. Main Street, Stamford, Connecticut 06902.

     Mr. McMahon is the Chairman and Chief Executive Officer of the Company, a founder of the Company and trustee of the GRAT. His principal business address is c/o World Wrestling Entertainment, Inc. 1241 E. Main Street, Stamford, Connecticut 06902. Mr. McMahon is a citizen of the United States of America.

     During the last five years, neither Mr. McMahon nor the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the last five years, neither Mr. McMahon nor the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
-----------------------------------------------------------

     The GRAT acquired the shares of Class B Common Stock as the result of a gift of such shares by Mr. McMahon. No monetary consideration was paid for such shares.

Item 4.  Purpose of Transaction.
--------------------------------

     On December 29, 2009, the GRAT, in accordance with its terms, made an annual annuity distribution of 1,951,474 shares of Class B Common Stock of the Issuer to Mr. McMahon. This distribution reduced the ownership of Class B Common Stock by the GRAT by greater than 1% of the outstanding Class B Common Stock of the Issuer. The GRAT continues to hold the remaining shares of the Issuer for investment purposes only. The GRAT may acquire beneficial ownership of additional shares of Class B Common Stock from time to time in connection with any future gifts by Mr. McMahon.

     Mr. McMahon may purchase additional shares of Class A or Class B Common Stock or similar securities from time to time, either in brokerage transactions in the over-the-counter market or in privately-negotiated transactions. Any decision to increase his holdings of Class A or Class B Common Stock will depend on various factors, including, but not limited to, the price of the shares of Class A Common Stock, the terms and conditions of the transaction and prevailing market conditions. Mr. McMahon has not purchased or acquired any additional shares of the Issuer's Common stock since the Issuer became a public company in October 1999. Acquisitions of Class B Common Stock by Mr. McMahon were made for investment purposes.

     Mr. McMahon and the GRAT also may, at any time, subject to compliance with applicable securities laws, dispose of some or all of their Class B Common Stock depending on various factors, including, but not limited to, the price of the shares of the Class A and/or Class B Common Stock, the terms and conditions of the transaction and prevailing market conditions, as well as liquidity, family planning and diversification objectives. In addition, Mr. McMahon may make gifts (which may include gifts to the GRAT and other charities) of Class B Common Stock from time to time.

     Mr. McMahon and the GRAT intend to participate in and influence the affairs of the Issuer through the exercise of their voting rights with respect to their shares of Class B Common Stock. In addition, Mr. McMahon is the Chairman and Chief Executive Officer of the Issuer and, as a result, in the ordinary course or otherwise, may take actions to influence the management, business, and affairs of the Issuer.

     Neither Mr. McMahon nor the GRAT, as stockholders of the

Company, has any plan or proposal other than as described herein that relates to or would result in any of the transactions or other matters specified in clauses
(a) through (j) of Item 4 of Schedule 13D. Each of Mr. McMahon and the GRAT may, at any time and from time to time, review or reconsider his or its position and/or change his or its purpose and/or formulate plans or proposals with respect thereto. Notwithstanding the foregoing, Mr. McMahon, in his position as Chairman and Chief Executive Officer of the Company, intends to approve such matters and take such actions as he deems to be in the best interests of the Company, which matters and actions could potentially involve items described in Items 4(a) through 4(j) of Schedule 13D.


Item 5.  Interest in Securities of the Issuer.
----------------------------------------------

     (a)(i) According to information provided by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2009, as of October 12, 2009 there were 25,586,976 shares of Class A Common Stock issued and outstanding, and 47,713,563 shares of Class B Common Stock issued and outstanding. Mr. McMahon may be deemed the beneficial owner for purposes of Section 13(d) of the Exchange Act of 43,421,427 shares of Class B Common Stock, which may be converted at any time on a one-for-one basis into 43,421,427 shares of Class A Common Stock. This number consists of (A) 30,372,901 shares of Class B Common Stock held by Mr. McMahon and (B) 13,048,526 shares of Class B Common Stock held by the GRAT. Such shares represent approximately 59.2% of the total number of shares of Class A and Class B Common Stock issued and outstanding as of October 12, 2009 and 91.0% of the total Class B Common Stock issued and outstanding as of such date. Generally, each share of Class B Common Stock is entitled to ten votes per share. Accordingly, the 43,421,427 shares of Class B Common Stock beneficially owned by Mr. McMahon generally represent approximately 86.4% of the Issuer's total voting power.

     (ii) The GRAT may be deemed the beneficial owner for purposes of Section 13(d) of the Exchange Act of 13,048,526 shares of Class B Common Stock, which may be converted at any time on a one-for-one basis into 13,048,526 shares of Class A Common Stock. Such shares represent approximately 17.8% of the total number of shares of Class A and Class B Common Stock issued and outstanding as of October 12, 2009, 27.3% of the total Class B Common Stock issued and outstanding as of such date and approximately 26.0% of the Company's total voting power.

     (b)(i) Mr. McMahon may be deemed to have the sole power to direct the voting and disposition of the 43,421,427 shares of Class B Common Stock beneficially owned by Mr. McMahon as described above.

     (ii) Mr. McMahon, by virtue of his position as trustee of the GRAT, may be deemed to have the sole power to direct the voting and disposition of the 13,048,526 shares of Class B Common Stock owned by the GRAT as described above.

     (c) On December 29, 2009, the GRAT, in accordance with its terms, made an annual annuity distribution of 1,951,474 shares of Class B Common Stock of the Issuer to Mr. McMahon, without consideration. Except for that distribution, there have been no transactions with respect to the shares of the Issuer's Class A or Class B Common Stock during the sixty (60) days prior to the date of this Amendment No. 1 by Mr. McMahon or the GRAT.

     (d) Not applicable

     (e) Not applicable.


Item 6.  Contracts, Arrangements, Understandings or Relationships
with Respect to Securities of the Issuer.
-----------------------------------------------------------------

     Except as described above and in the next paragraph, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. McMahon, the GRAT and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the shares (including as a result of any pledge), finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     In August 2001, The Vincent K. McMahon Irrevocable Trust (the "Trust") sold to Invemed Catalyst Fund, L.P. ("Invemed") an aggregate of 1,886,793 shares of Class A Common Stock. In connection with that transaction, Mr. McMahon, the Trust and Invemed entered into a Stockholders' Agreement, dated August 30, 2001, pursuant to which and subject to certain limitations, the Trust, Invemed and Mr. McMahon and certain of his affiliates agreed to vote all of their shares of Class A and Class B Common Stock to elect Michael B. Solomon, or other designee appointed by Invemed if he is unable or unwilling to serve, as a director of the Company.


Item 7.  Material to be Filed as Exhibits.
------------------------------------------

     The following is filed herewith:

     24.1. Power of Attorney (incorporated by reference to Exhibit 24.1 to the Reporting Person's Schedule 13D filed with the Securities and Exchange Commission on January 9, 2009).

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 30, 2009

                                    VINCENT K. MCMAHON 2008 IRREVOCABLE
                                    TRUST


                                    By:     /s/ Vincent K. McMahon
                                       -----------------------------------
                                    Name:       Vincent K. McMahon
                                    Title:      Trustee of the Vincent K.
                                                McMahon 2008 Irrevocable
                                                Trust